FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

/S/ Garry White
(Registrant)

By:	Garry White
Assistant Company Secretary

Date 10 September 2003

2

Corporate Affairs

Level 22, 100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 13 August 2003

New Zealand Commerce Commission submission

ANZ today announced that it has lodged a submission with the New Zealand Commerce Commission (NZCC) regarding its interest in the sale of the National Bank of New Zealand by Lloyds TSB.

The submission has been lodged as part of the sale process established by Lloyds TSB.  ANZ expects the submission will be made public by the NZCC.

ANZ has previously indicated it believes it is in shareholders’ interests to investigate the sale of the National Bank of New Zealand.

For media enquiries, contact:

Paul Edwards

Head of Group Media Relations

Tel:  03-9273 6955 or 0409-655 550

Email:  paul.edwards@anz.com

3

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

13 August 2003

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

General Meeting

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda at the general meeting of Australia and New Zealand Banking Group Limited held at 9:00 am today.  In respect to each motion the total number of votes exercisable by all validly appointed proxies, and the results of each motion, were as follows:

Confirming member approval to the buy-back agreement relating to the redeemable preference shares issued by the Company in 1998

Votes where the proxy directed to vote ‘for’ the motion	619,759,581
Votes where the proxy was directed to vote ‘against’ the motion	738,431
Votes where the proxy may exercise a discretion how to vote	42,296,997

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,600,133

The result of voting on this motion was as follows:

The motion was carried on a show of hands as a special resolution.

Amendment to the Constitution

Votes where the proxy directed to vote ‘for’ the motion	614,357,318
Votes where the proxy was directed to vote ‘against’ the motion	2,098,776
Votes where the proxy may exercise a discretion how to vote	49,154,952

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,348,112

The result of voting on this motion was as follows:

The motion was carried on a show of hands as a special resolution.

4

Approval of the issue of reset convertible preference shares

Votes where the proxy directed to vote ‘for’ the motion	615,563,321
Votes where the proxy was directed to vote ‘against’ the motion	4,308,373
Votes where the proxy may exercise a discretion how to vote	49,050,872

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,031,920

The result of voting on this motion was as follows:

The motion was carried on a show of hands as an ordinary resolution.

Tim Paine

Company Secretary

5

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Searchable text section of graphics shown above

ANZ Stapled Exchangeable Preferred Securities

(ANZ StEPS)

August 2003

[LOGO]

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

August 2003 ANZ StEPS Presentation

2

Offer summary

•                  ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

•                  Offer of up to $750m with ability to accept oversubscriptions of up to $250m

•                  Floating rate securities paying a distribution set at a margin over the 90 day bank bill rate

•                  Issue credit rating

•                  ‘A-’ by Standard & Poor’s

•                  ‘A2’ by Moody’s

•                  Qualifies as Tier 1 Capital

•                  Part of ANZ’s ongoing capital management program

3

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

4

Delivering sustainable profit growth

				v Mar 02
2003 interim results
•	NPAT	$1,141	m	8.7% é
•	EPS	72	cents	8.6% é
•	Cash EPS	74	cents	10.4% é
•	Interim dividend	44	cents	12.8% é
•	Net specific provisions	$259m		29% ê

Before significant transactions
•	NPAT	$1,141	m	7.0% é
•	EPS	72	cents	6.8% é
•	Cash EPS	74	cents	8.7% é

A track record of strong NPAT growth*

[CHART]

*  Excluding significant transactions

5

A diversified portfolio performing well

	Mar 03	Mar 02	Change
Institutional Banking	145	119	22%
Personal Banking	137	121	13%
Mortgages	131	123	7%
Transaction Services	84	76	11%
SME	78	65	20%
New Zealand	74	61	21%
Asia Pacific	67	45	49%
Asset Finance	60	48	25%
Corporate Banking	55	55	0%
Wealth Management	51	48	6%
Treasury	49	63	-22%
Consumer Finance	47	79	-41%
Foreign Exchange	43	41	5%
Corp Fin & Advisory	38	41	-7%
Capital Markets	36	31	16%
Structured Finance	36	40	-10%
INGA JV*	21	n/a	n/a

1st half NPAT $M

[CHART]

*  Excludes funding costs but includes goodwill amortisation

6

On track in the second half

•                  Consumer Finance – back on track

•                  Corporate & SME - performing well, lending growth of 13% YTD

•                  New Zealand – relatively flat

•                  Mortgages – strong lending growth continues, up 17% YTD

•                  Asset Finance – positive momentum continues

•                  Personal Banking – good deposit growth, some margin pressure

•                  INGA JV – performing well in a difficult market

•                  Institutional – modest growth, continued de-risking

7

Outlook for 2004

•                  Planning for 2004 not finalised, however most business units continue to perform well

•                  Some external challenges in 2004

•                  Credit card interchange

•                  Unfavourable interest rate environment

•                  Strong $A

•                  Softening housing outlook

•              Despite these challenges, we expect EPS growth to remain reasonable

8

Distinctive strategy and track record

Four themes going forward

•              Leverage real capabilities to build sustainable strategic position

•              Grow value by creating a rich portfolio of specialised businesses

•              Become one of the most efficient and best-managed banks in the world

•              Bold and different, leveraging a unique performance culture and business approach

ANZ relative TSR

[CHART]

*                 CBA, NAB, WBC

9

Today’s presentation

1.               Offer summary

2.               ANZ - Update on operations and strategy

3.              ANZ - Effect of the issue

4.               Offer structure

5.               Bookbuild process

6.               Supplementary information

10

‘AA’ category rating supported by strong capital position

Drivers of ACE ratio

[CHART]

Peer Comparison
ACE/RWA

[CHART]

11

Pro forma regulatory capital position

•                  Issue forms part of ANZ’s ongoing capital management program and

•                  Will strengthen ANZ’s balance sheet

•                  Will increase financial flexibility

•                  May be used to buy-back or redeem Series 1 and Series 2 TrUEPrS, or

•                  May be used for other purposes

•                  APRA has classified ANZ StEPS as Tier 1 Capital

•                  ACE ratio unchanged following ANZ StEPS issue

12

Today’s presentation

1.               Offer summary

2.               ANZ - Update on operations and strategy

3.               ANZ - Effect of the issue

4.              Offer structure

5.               Bookbuild process

6.               Supplementary information

13

Offer structure - key terms

•                  ANZ StEPS – a stapled security comprising

•                  Interest paying note issued by ANZ (NZ)

•                  Preference share issued by ANZ which does not pay dividends while ‘stapled’ to the note

•                  Offer size

•                  Up to $750m with the ability to accept oversubscriptions of up to $250m

•                  Preferred non-cumulative quarterly distributions

•                  Distribution rate = market rate (initially 4.85% p.a.) + margin p.a.

•                  Certain terms can be changed on a reset date

•                  First reset date = 15 September 2008

•                  Expected to be ASX-quoted

14

Preferred non-cumulative distributions

•                  Until the first reset date, floating rate distributions, paid quarterly

•                  Distribution rate until reset date = 90 day bank bill rate + margin

•                  Initial distribution rate = 4.85% p.a. + initial margin p.a.

•                  Initial margin is set by bookbuild on 19-20 August

•                  Until the first reset date, distribution rate changes quarterly with the 90 day bank bill rate

•                  Distributions payable on 15 March, 15 June, 15 September and 15 December

•                  First distribution payable on 15 December 2003

15

Payment tests, ‘dividend stopper’ and ranking

•                  Distributions will not be paid if

•                  ANZ does not comply with APRA’s guidelines

•                  Total distributions are greater than distributable profits, or

•                  APRA otherwise objects

•                  If distributions are not paid, a ‘dividend stopper’ prevents ANZ from

•                  Paying dividends, or

•                  Returning capital,

on ordinary shares or any share capital ranking below ANZ StEPS

•                  ANZ StEPS rank

•                  In priority to ordinary shares

•                  Pari passu with ANZ preference shares (including TrUEPrS)

16

Reset provisions

•                  First reset date = 15 September 2008

•                  Subsequent reset dates expected to be every 5 years

•                  Terms that can be changed (subject to APRA approval) on reset dates

•                  Next reset date

•                  Market rate (from floating to fixed rate or vice versa)

•                  Margin

•                  Frequency and timing of distribution payment dates

17

Exchange by holder

•                  Holders may require ANZ to exchange some or all of their ANZ StEPS on a reset date or trigger event

•                  Key trigger events include

•                  Non-payment of distributions (if payment tests satisfied)

•                  Liquidation event

•                  Acquisition event

•                  ANZ StEPS or ordinary shares suspended from trading on ASX

•                  Announcement of sale of substantially all of ANZ’s business

•                  If holder requires exchange, at ANZ’s choice, holders will receive for each ANZ StEPS

•                  Ordinary shares calculated in accordance with the conversion ratio, or

•                  $100 cash (subject to APRA approval)

•                  Conversion at 2.5% discount to the average of the 20 business day VWAPs prior to exchange

18

Exchange by ANZ

•                  ANZ may require exchange of ANZ StEPS on

•                  Acquisition event

•                  Tax event

•                  Regulatory event

•                  Reset date

•                  Aggregate amount on issue is less than $100m

•                  If ANZ requires exchange, at ANZ’s choice, holders will receive for each ANZ StEPS

•                  Ordinary shares calculated in accordance with the conversion ratio, or

•                  $100 cash (subject to APRA approval)

•                  Conversion at 2.5% discount to the average of the 20 business day VWAPs prior to exchange

19

Assignment events

•                  If an assignment event occurs

•                  Investors will continue to hold a preference share in ANZ, and

•                  The note will be transferred to ANZ

•                  Key assignment events include

•                  Liquidation events

•                  Non payment of distributions

•                  APRA requirements

•                  ANZ’s discretion

•                  Preference share rights

•                  Distributions paid at same rate as notes

•                  Franked at the same rate as ordinary shares

•                  Reset terms remain unchanged

•                  Continue to be quoted on ASX

20

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

21

Syndicate structure

[ANZ LOGO]

Joint Arrangers & Bookrunners	[Deutsche Bank LOGO]		[UBS LOGO]

Joint Lead Managers	[ANZ Investment Bank LOGO]	[Deutsche Bank LOGO]	[UBS LOGO]

Co-managers	ABN AMRO Morgans		Deutsche Securities
	ANZ Securities		Macquarie Equities
	Bell Potter Securities		Ord Minnett
	Citigroup Global Markets		UBS Private Clients

•                  Institutional allocations can only be received from the Joint Lead Managers

22

Bookbuild process

•                  An institutional and broker firm bookbuild will be conducted to determine the initial margin

•                  Indicative bookbuild range of 100bps to 120bps over the 90 day bank bill rate

•                  Bookbuild will close for co-managers and participating brokers

•                  Through the Joint Arrangers only

•                  At 10am on Tuesday 19 August

•                  Bookbuild will close for institutions

•                  Through the Joint Lead Managers

•                  At 4pm on Wednesday 20 August

23

Indicative timetable

Announcement of offer	14 August
Bookbuild	19-20 August
Bookbuild close - co-managers	(10am) 19 August
Bookbuild close - institutions	(4pm) 20 August
Initial margin announced	21 August
Opening date	(9am) 22 August
Broker firm settlement date	16 September
Closing date	(5pm) 17 September
Institutional settlement date	23 September
Allotment date	24 September
Commence trading on a deferred settlement basis	25 September
Commence trading on a normal settlement basis	2 October

Dates are indicative only and may change. ANZ, ANZ (NZ) and the Joint Arrangers may extend the closing date or close the offer early without notice or withdraw the offer

24

Bookbuild contacts

•                  ANZ Investment Bank

•                  Joerg Koeppenkastrop                                                            +61 (2) 9226 6950

•                  Angelos Giannakopoulos                                             +61 (3) 9273 1774

•                  Deutsche Bank

•                  Paul Umbrazunas                                                                                         +61 (2) 9258 1306

•                  Grant Bush                                                                                                                         +61 (2) 9258 2657

•                  UBS

•                  Guy Foster                                                                                                                          +61 (2) 9324 3603

•                  Simon Maidment                                                                                           +61 (2) 9324 3948

25

Supplementary information pack

Australia and New Zealand Banking Group Limited

August 2003

[LOGO]

26

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

27

Distinctive strategy and track record

Four clear themes going forward

Four core themes

•              Leverage real capabilities to build sustainable strategic position

•              Grow value by creating a rich portfolio of specialised businesses

•              Become one of the most efficient and best-managed banks in the world

•              Bold and different, leveraging a unique performance culture and business approach

*                 CBA, NAB, WBC

ANZ relative TSR

[CHART]

28

Leverage real capabilities to build sustainable strategic position

•                  Leverage specialisation as a distinctive strategy

•                  Leverage leading product capability to increase share

•                  Leverage superior cost position

•                  To give customers the best deal

•                  To give shareholders sustainable and growing returns

•                  Leverage ANZ’s emerging and distinctive “human face”

•                  Unique positioning against peers

•                  Gain traction in earning the trust of the community

29

A rich portfolio of specialised businesses - material improvement in last 2 years

[CHART]

•                  More sustainable portfolio foundation

•                  Each business has clear differentiated approach

•                  Systematically building capabilities to establish future growth options

30

Grow value by creating a rich and diversified portfolio of specialised businesses

[CHART]

Optimise portfolio for sustainability, growth and return

•                  Raise revenue productivity in Personal Banking

•                  Lift performance and productivity in Wealth Management

•                  Develop sustainable post-interchange cards strategy

•                  Regain position in Small Business

•                  Develop Institutional while reducing risk concentrations

•                  Leverage specialised distribution in Mortgages

•                  Advance customer franchise in NZ through local approach

•                  Turn Asset Finance into a sustainable growth proposition

Create a portfolio of growth options

•                  Invest in high growth domestic franchises

•                  Leverage capabilities with partners in Asia-Pacific

31

Aim to make ANZ one of the best managed and most efficient banks in the world

•                  Make execution a distinctive capability

•                  Accelerate revenue and productivity momentum in businesses

•                  Rebalance higher risk segments

•                  Simplify operations and technology infrastructure

World class efficiency

[CHART]

Lower relative risk

[CHART]

32

Bold and different, leveraging a unique performance culture and business approach

[CHART]

Coordination and control

[CHART]

Motivation

•                  Systematic improvement

•                  Aim to be distinctive

•                  financial

•                  values

•                  Build on preferred employer status

•                  Gain shareholder and community recognition

•                  Raise our game in execution to minimise surprises

*                 Benchmark comprises 33 of Australia’s Top 50 companies

33

Continuing to develop our culture

High staff satisfaction maintained

[CHART]

Over 10,000 of our people have experienced Breakout program

[CHART]

34

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

35

Result driven by asset & deposit growth, non-interest income impacted by one offs

[CHART]

*  Sep-02 excludes significant transactions

36

Higher interest income, driven by strong asset growth

Average Lending & Deposit Volumes

[CHART]

* Business Lending includes Corporate & Small Business, and Institutional Segments. Deposits includes Esanda retail debentures

Interest Margins

[CHART]

37

Underlying non-interest income reasonable, but dominated by one-offs

[CHART]

*  Sep-02 excludes significant items

#  higher loyalty costs reflects change in pricing, and does not include higher volume impact

38

Expenses well controlled, cost income ratio flat

[CHART]

•                  Growth spend held back due to lower income growth

•                  Underlying half on half cost growth of 1.4%

•                  Includes $10m increase in software amortisation

•                  Restructuring costs of $32m taken, in line with previous half

•                  Continued focus on re-engineering “business as usual” costs

39

Provisioning charge reflects conservative management

ELP Charge

[CHART]

•                  ELP rate down 3bps – reflecting strong mortgage growth & improved risk profile

•                  ELP Portfolio adjustment continued

•                  accruing higher level of ELP, reflecting ongoing global economic uncertainty

40

Dividend payout ratio likely to trend upwards

•              A progressive lift in the payout ratio likely over next three years towards high 60’s

•              Expect to maintain 100% franking

Interim Dividend has doubled in six years

[CHART]

41

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

42

A diversified portfolio performing well

	Mar 03	Mar 02	Change
Institutional Banking	145	119	22%
Personal Banking	137	121	13%
Mortgages	131	123	7%
Transaction Services	84	76	11%
SME	78	65	20%
New Zealand	74	61	21%
Asia Pacific	67	45	49%
Asset Finance	60	48	25%
Corporate Banking	55	55	0%
Wealth Management	51	48	6%
Treasury	49	63	-22%
Consumer Finance	47	79	-41%
Foreign Exchange	43	41	5%
Corp Fin & Advisory	38	41	-7%
Capital Markets	36	31	16%
Structured Finance	36	40	-10%
INGA JV*	21	n/a	n/a

1st half NPAT $m

[CHART]

* Excludes funding costs and goodwill amortisation

43

Consumer Finance – challenges, but good underlying performance

Improved underlying performance (NPBT)*

[CHART]

Diversifying revenue*

[CHART]

Growth in Acquiring share

[CHART]

Issues

•                  Loyalty schemes increasingly costly to operate

•                  Reduction in interchange and loyalty costs likely to impact 2004 NPAT by not more than $40m

* Adjusted for under-accrual of loyalty points

44

Mortgages – well placed to benefit from shift to mortgage brokers

Growing presence		And we are well placed to participate

Broker penetration of mortgage market	=>	Low cost income ratio – efficient processing platform
+
[CHART]		Leading broker distribution model, with high quality MIS
+
• 80% of broker originated customers new to ANZ		Award winning products
+
• 92% purchase additional ANZ products (89% for network originated customers)		Brokers strongest in states where ANZ has weaker branch presence

45

Institutional & Investment Banking – a leading franchise

Consistently strong NPAT growth

[CHART]

More focused single customer limits

[CHART]

46

Corporate and SME – well positioned for upswing in business lending

A very strong Corporate franchise

Market Share*

[CHART]

Customer Satisfaction*

[CHART]

•                        Market advantage with “Wall St to Main Street” capability

•                        Strong cross selling

•                        Focus around total customer value to Group

* Roberts Research 2002 (customers with turnover between $10m-$100m)

Investment in SME has yielded strong balance sheet growth without loss of credit standards

FUM (loans & deposits)

[CHART]

•              Risk grade profile has improved over past 6 months

•              80% of portfolio fully secured

•              Enhanced customer service proposition

•              Disciplined business execution and a stronger performance culture

•              Investment in an expanded business ‘footprint’ – customer facing staff up 10%

47

Personal banking – impacted by margin squeeze on deposits and fee changes

[CHART]

* Includes tax impact

•                  Overall 16 bp decline in margins due to

•                  Lower interest rates over the half

•                  Increased flows to higher rate deposit products such as TDs

•                  Fees lower due to new transaction account fee structure and lower honour fees

•                  RCF rolled out in NSW & Vic, remainder of States over calendar 2003

48

…but strong account and deposit growth

Access Accounts

[CHART]

New accounts	up 14%

Closed accounts	down 15%

Net new accounts	up 229%

Deposits ($b)

[CHART]

New deposit strategy launched in Aug 01

49

JV performance – good insurance and expense performance, offset by FM

ING Australia NPAT*

[CHART]

* Movements on a semi-annualised basis

•              Life Insurance business performing well due to improved service, efficiency, and claims management

•              Subdued equity market conditions continue to impact Funds Management business

•              Improved capital investment returns, combined with hedge delivering cash rate of return

•              Synergies being extracted in line with expectations

50

Valuation supports carrying value of investment in INGA JV

[CHART]

51

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

52

Arrears profile close to historical lows

Arrears > 60 days

[CHART]

•              Consumer sector in good shape, with continuing low levels of unemployment and low interest rates

•              Mortgage arrears remain very low

•              Ongoing focus on collections management

•              Upwards movement in cards arrears expected, will be carefully managed

•              Scorecards remain “tight”

* excl Asset Finance, Pacific, Asia

53

Mortgages portfolio healthy*

High quality arrears profile

Australia & NZ – 60 Days Past Due

[CHART]

Strong LVR profile

[CHART]

Increasing flexibility to service mortgage

Uncommitted Monthly Income at Application

[CHART]

Equity Loans remain modest

[CHART]

* Charts are for Australia only excluding Origin

54

Mortgages – low representation in inner city Sydney and Melbourne

Market Share by location

[CHART]

* limited sample size

# source: Roy Morgan

•              Tightened assessment criteria for inner city investment properties

•              Delinquency profile of inner city borrowers in line with average

55

Domestic corporates well placed

Domestic corporates remain lowly geared

Gearing ratio

(Debt to Equity)#

[CHART]

# source: ABS

Reflected in healthy risk grade profile*

[CHART]

B+ to CCC	3.2%	2.5%	2.9%

CCC and Lower	1.2%	0.9%	0.8%

* Institutional & Corporate Australia & NZ

56

US energy portfolio – some issues, remains containable

[CHART]

B+ to CCC	12.3%	13.0%	3.8%	3.9%	4.0%	2

Non Accrual	4.0%	4.2%	8.0%	8.2%	11.2%	3

>BB- = B+ B, B-, CCC & non-accrual	Excludes uncommitted facilities	Includes utilised guarantees and market related products

57

Deterioration in global electricity sector has stabilised

KMV Median Expected Default Frequency

[CHART]

•                  Deterioration in US and European utility sectors largely occurred prior to our 2002 Annual Results announcement

•                  In 2002, S&P ratings actions in US power industry resulted in 182 downgrades, against 15 upgrades

•                  First half 2003 has seen some evidence of stabilisation

58

Global telco portfolio – no material issues expected

[CHART]

B+ to CCC	1.9%	6.8%	7.8%	11.1%	5
Non Accrual	4.8%	3.5%	4.3%	7.2	3

>BB- = B+ B, B-, CCC & non-accrual

59

Institutional & Corporate Risk Grade Profiles

Institutional Banking (Outstandings)

[CHART]

Corporate Banking Aust. (Outstandings)

[CHART]

B+ to CCC	2.7%	2.3%	2.6%	3.1%	7.4%	6.4%	4.1%	2.8%
Non Accrual	1.6%	2.0%	1.8%	1.7%	1.7%	1.7%	1.3%	1.4%

60

Offshore SCCLs now in place

Comparative SCCL Customer Limits

[CHART]

Lending type SCCL % for offshore Corporates (excl. GSF)

[CHART]

GSF Direct Exposures capped at AUD 450m for > 100% Security and AUD 200m for < 100% Security

61

Top 10 exposures further reduced

Top 10 committed exposures

[CHART]

Limits represent total 7 month limits excluding uncommitted and non-recourse, net of credit derivatives

Top 10 exposures as % of ACE

[CHART]

excludes non-recourse and uncommitted facilities

62

Specific provisions down 29% – no large single provisions

Provisions

[CHART]

1st half Specific Provisions by size

[CHART]

•                  No major individual specific provisions during the half

63

New non-accruals down 50% on March 2002

Geographic

New Non-Accrual Loans

[CHART]

New non-accrual loans by source

[CHART]

64

Non-accrual loans continue to fall, reflecting overall health of portfolio

Historic

[CHART]

Geographic

Gross Non-Accrual Loans

[CHART]

65

Existing and future problem loans well provided for

SP/NALs

[CHART]

GP/RWA

[CHART]

66

Important information

•              This presentation relates to the offer of ANZ StEPS (Offer). The Offer will be made in, or accompanied by, a copy of the prospectus which was lodged with ASIC on 14 August 2003 (Prospectus).  Any investor wishing to acquire ANZ StEPS must read the Prospectus and complete the application form that will be in or accompanying the Prospectus.

•              Australia & New Zealand Banking Group Limited (ABN 11 005 357 522) (ANZ), ANZ Holdings (New Zealand) Limited (ARBN 105 689 932) (ANZ (NZ)), and their respective directors, agents, officers, employees and advisers disclaim all liability for this presentation.  The only information that ANZ and ANZ(NZ) will assume responsibility for is set out in the Prospectus.

•              This presentation is provided to potential investors for the sole purpose of assisting them to evaluate their interest in participating in the Offer and, being an overview, it does not contain all information necessary to an investment decision and does not purport to be a complete description of ANZ, ANZ(NZ) or the Offer.  Prospective investors must make their own independent evaluation of an investment in ANZ StEPS having consulted with their legal, tax, business and financial advisors.

•              The pro forma financial information is provided for information purposes only and does not purport to accurately reflect the results that would have been obtained or the financial position that would have existed during and for the periods presented, and is not a forecast of operating results to be expected in the future.

•              No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation including forward-looking statements.  To the maximum extent permitted by law, ANZ and ANZ(NZ) and their partners, directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of any of them) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

•              This presentation is being supplied to you solely for your information, and may not be reproduced or distributed to any other person (including any distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of ANZ and ANZ(NZ).

67

For further information including a copy of this presentation visit

www.anz.com

68

13 August 2003

ANZ General Meeting of Shareholders

The Auditorium, Melbourne Exhibition Centre

Level 2, 2 Clarendon Street

Southbank, Melbourne

Address by:	Charles Goode, Chairman, ANZ
John McFarlane, Chief Executive Officer, ANZ

Ladies and gentlemen, good morning.  My name is Charles Goode.

As your Chairman, it is my pleasure to welcome you to this General Meeting of ANZ.

As a quorum is present I now formally declare this General Meeting open.

You should have all received a copy of the notice of meeting and if there is no objection, I propose to take it as read.

Extra copies of the Notice of meeting are available at the registration desk outside, if anyone would like them.

The purpose of our meeting today is to consider three resolutions which will allow us more flexibility in our capital management strategy.

Those resolutions are:

•                  A resolution to confirm your approval to a buy-back of the preference shares issued in 1998.

•                  A resolution to amend the Company’s Constitution to provide greater flexibility to issue preference shares.

•                  And a resolution to approve a proposed issue by ANZ of stapled securities.

As we come to vote on each of these resolutions, I will open the meeting for questions or comments from the floor on matters related to each item of business.  We will then vote on that resolution.  Once we have considered and voted on the three resolutions, the formal part of this morning’s meeting will be concluded.

I will then ask John McFarlane to speak to you briefly about ANZ’s progress during the year.

At the end of the meeting, the directors and I would be pleased if you would join us for a cup of tea or coffee in the foyer.

Let me introduce you to the directors and some members of ANZ’s executive team who are here today.

Starting on your far left is Jerry Ellis.  Jerry has extensive mining and manufacturing experience in Australia and overseas, notably during his long career with BHP.  He is Chairman of Pacifica Group Ltd, the Australia-Japan Foundation, and is Chancellor of Monash University.  Jerry chairs the Risk Management Committee and he is a member of the Compensation Committee

Next to him is John McFarlane, the Chief Executive Officer.  This year is John’s sixth as Chief Executive.

On your right is Margaret Jackson.  Margaret is Chairman of Qantas Airways Limited and the Methodist Ladies College.  She is a Board member of John Fairfax Holdings Limited, the Howard Florey Institute and the Brain Imaging Research Foundation.  Margaret is a member of the Audit Committee, the Risk Management Committee, the Compensation Committee and the Nominations and Corporate Governance Committee.

The other directors of ANZ were unable to attend today’s meeting and give their apologies.

Now let me introduce the ANZ executives on the stage.  On my left is the Chief Financial Officer, Peter Marriott.  Behind me are Tim L’Estrange, Group General Counsel, and Tim Paine, Company Secretary and Deputy General Counsel.

Ladies and gentlemen, let me now move to the business of the meeting.

As part of ANZ’s capital management strategy, the Board regularly monitors and reviews the most cost efficient and effective forms of capital available.  As a result of such a review, the Board now wishes to ensure that ANZ has the flexibility to:

•                  buy-back or redeem the preference shares issued by the Company in 1998 and

•                  be able to issue suitable forms of capital as and when appropriate.

In fact, we intend to lodge a prospectus tomorrow for a new issue of stapled securities.

This stapled security will be made up of two different kinds of securities that may not be traded separately – which is why they are called “stapled securities”.  Each stapled security will comprise an unsecured note issued by a New Zealand subsidiary of ANZ, stapled to a preference share issued by ANZ.  In certain events or on certain dates each stapled security can be exchanged for the face value of a note, which is $100, or for ordinary shares in ANZ.

We have called these securities Stapled Exchangeable Preferred Securities, or “STEPS”.

2

It is intended that these securities would form part of the Company’s Tier 1 capital.

Tier 1 capital is the capital we as a bank are required to maintain under prudential standards set by the Australian Prudential Regulation Authority, or as it’s commonly known, APRA.

The proceeds will strengthen ANZ’s balance sheet, and increase its financial flexibility.  The proceeds may be used to partially fund any buy-back or redemption of the preference shares we issued in 1998.  The proceeds from the issue of these securities may also be used for other corporate purposes determined by the Directors.

Therefore, this general meeting was called to ensure the directors are able to pursue all available capital management options, and thereby enhance the benefits for all shareholders.

Delaying consideration of these resolutions for 4 months until the AGM may have eroded potential gains.

Before I introduce the first item of business, let me run through the procedures we will use to ensure each shareholder who wants to ask a question or make a comment has the opportunity to do so.

First of all it is important to note that this is a meeting to deal with three specific items of business.

Therefore, it is not appropriate for customers to ask questions about their personal banking arrangements at this meeting.

If you do have questions about personal banking issues please see one of the customer representatives or one of our executives in the foyer after the meeting and they will be pleased to help you.

Now, when you registered at the attendance desk this morning, you would have received one of three cards:

•                  a BLUE Admission & Voting card if you are a shareholder, or a shareholder’s representative, proxy, or attorney. The BLUE card means you can vote and ask questions.

•                  a YELLOW Admission card if you are a non voting shareholder.  The YELLOW card means you are entitled to ask questions but you cannot vote at today’s meeting.

•                  a WHITE Admission card if you are visitor.  The WHITE card means you are not entitled to vote or to ask questions.

In the interests of all shareholders would you please ask all your questions when you are at the microphone and be as brief as your questions allow.  The attendants you see standing by the microphones are ANZ staff members.

3

If you have a question about the three resolutions we are considering today, I invite you to go to the nearest microphone  ...  show your BLUE or YELLOW admission card, and advise the staff member of your name.  The attendant will then introduce you to the meeting.

I will put all resolutions to the meeting for a vote on a show of hands.  However I reserve the right to call for a poll on any or all of the items. The poll would be held at the conclusion of the voting on all three items of business.

Let’s now move on to the first item of business.

The first item of business is to pass a special resolution permitting a buy-back of the preference shares issued by the Company in 1998.  The issue of these preference shares raised approximately US$775 million in additional Tier 1 capital.  They were issued in two series of approximately US$400 million and US$375 million.  The terms of these preference shares give ANZ the right to repay the capital by redemption or buy-back in certain circumstances.

In order to preserve flexibility, at the 1999 Annual General Meeting a special resolution was passed to permit a possible buy-back of those shares.  Given that nearly four years have passed since that resolution, we are now seeking your confirmation of that approval.

I therefore now move that the first resolution that “the Company approves the terms of the selective buy-back agreement relating to the preference shares issued by the Company in September 1998 and November 1998, as described in the explanatory notes” be passed as a special resolution.

(meeting procedures)

The second item of business relates to a proposed amendment to the Company’s constitution by inserting the terms set out in the notice of meeting to permit the issue of preference shares.

As I have already mentioned, the Stapled Exchangeable Preferred Security we propose to issue includes a preference share.  A preference share is a type of share that ranks ahead of ordinary shares for the purposes of dividends payments, or claiming on the assets of a company should it be wound up.

Since our current Constitution was adopted in 1999 ANZ has not issued any preference shares.  We now need to amend our Constitution to permit the issue of this type of security.

This is because the law requires that in order to issue preference shares, a company’s Constitution must set out certain rights in relation to those shares, including voting rights, rights to dividends and the basis on which the holders would participate on a winding up of the Company.

The rule we are proposing to insert in the Constitution is to deal with the last aspect, that is, the rights of preference shareholders in the unlikely event of a winding up of the company.

4

I now move the second resolution as a special resolution that rule 23 of the Company’s Constitution be amended as set out in the notice of meeting to enable the Company to issue preference shares.

(meeting procedures)

Resolution 3 is to approve as an ordinary resolution the issue of up to 12.5 million reset preferred securities substantially on the general terms and conditions as described in the explanatory notes to the notice of meeting.

This resolution is to approve the issue of the Stapled Exchangeable Preferred Securities I have referred to earlier.  I have already referred briefly to the main features of these securities.

Any specific or technical questions in relation to the terms of these securities are best answered by referring to the prospectus we propose to lodge with the Australian Securities & Investments Commission tomorrow.  You will see from the prospectus that we intend to offer up to 10 million preference shares with a value of $1 billion.

Over the next few days we will mail all ANZ shareholders a form regarding the offer. If you are interested in investing in the securities, simply complete the form, mail it to ANZ and we will send you a copy of the prospectus and an application form.

You will be eligible for a priority allocation of these securities over applicants from the general public.  If you are interested in investing in these securities, I would urge you to read the entire prospectus carefully.

Should you have any further questions you should consult your stockbroker, accountant or other professional adviser.  You may also call the ANZ StEPS Information Line – that telephone number will be in the prospectus.

I now move the third resolution as an ordinary resolution that “the Company approves the issue of up to 12,500,000 reset preferred securities substantially on the general terms and conditions as described in the explanatory notes”.

(meeting procedures)

Ladies and gentlemen, that concludes the formal business of today’s meeting.

But before I declare the meeting closed, I would like to invite our Chief Executive Officer, John McFarlane, to make some brief comments on ANZ’s current performance.  John McFarlane...

Thank you Charles.  Good morning

Now as you know we don’t normally say anything about our full year result this close to the end of the year … but … in light of today’s meeting and tomorrow’s shareholder information meeting in Adelaide we did issue a shareholder update this morning.

5

In that outlook we confirmed our earnings outlook for the year remained unchanged. Our earnings for the 2003 financial year would be around 8 per cent higher than last year excluding last year’s one-off profit on the sale to the ING Joint Venture of ANZ Funds Management.

The recent overall momentum at ANZ has been broadly consistent with market expectations and this has enabled us to stay on track.

Mortgage demand has remained strong, offset by a difficult interest rate climate and low institutional loan demand.

Strong asset growth in the April to July period saw our Consumer Finance business back on track after a difficult first half. Consumer Finance takes in our credit card and personal loan operations.  While the business faces a challenging period in 2004 associated with the reduction in interchange we are increasingly confident the impact of the changes is unlikely to be greater than our earlier estimates.

In line with the surprising strength in the Australian housing market, mortgage drawdowns by value were up 32 per cent in the April to July compared with the same period last year.

Through our ESANDA and UDC businesses we have a significant share of the motor vehicle and equipment leasing markets in Australia. In strong markets, they experienced good new business growth and together with a continuing a focus on productivity have seen positive earnings performance.

Our personal banking business has continued to grow deposits and I’m particularly pleased to say it has grown its market share in rural Australia. This improved performance has been eroded to some extent by continuing margin pressure in retail banking generally and the increased investment in our Restoring Customer Faith and Bank with a Human Face programs.  These programs are still in their early days.

ANZ ‘s joint venture with ING continues to perform reasonably well in a difficult market. In the June quarter, independent research showed ING Australia had established a solid top four position with $27.8 billion of retail assets under management.

In New Zealand our overall performance has been relatively flat although asset growth has been solid.

Fee and loan growth in our institutional business has been modest in Australia and New Zealand, against expectations that we would have had higher business loan demand. This has been offset by higher contributions from foreign exchange and a strong performance from our capital markets group.

A particular focus of ANZ has been small to medium sized business. I’m pleased to say we have seen a strong performance from our corporate and small business group who service this segment. Lending is up 13 per cent and deposit growth up 9 per cent.

6

Overall domestic credit quality remains sound. We do though continue to be cautious about parts of the offshore investment banking portfolio, including the US energy sector. While there have been some minor developments, these don’t affect our previously stated view of potential losses and we continue to believe these are containable.

As a result we expect specific provisions from our international investment banking businesses to have peaked and for specific provisions in 2003 to be lower than 2002. In general the overall quality of our loan portfolio continues to improve.

We will provide guidance on the year ahead when we release our 2003 full year results on 24 October. Early indications are that 2004 will be more challenging for the industry as a whole than 2003.  Credit card interchange reform, a difficult interest rate environment, the strong Australian dollar and a softening outlook for housing will all increase the challenge.

Having said that we expect 2004 earnings per share growth to remain reasonable.

Thank you ………..Charles

Thank you John.

Ladies and Gentlemen, as that concludes today’s meeting, I now declare the meeting closed.

Please join us for refreshments in the foyer.

Thank you for joining us here today and thank you for your patience.

(ends)

7

Corporate Affairs

Level 22, 100 Queen Street

Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

For Release: 13 August 2003	www.anz.com

ANZ confirms earnings outlook

ANZ today issued a shareholder update confirming an unchanged earnings growth outlook for the year of around 8%, broadly in line with market consensus for full-year 2003 bottom-line after tax profit growth (excluding significant transactions in the prior year).

The announcement has been made in the light of public shareholder meetings in Melbourne and Adelaide this week.

ANZ Chief Executive Officer Mr John McFarlane said: “Recent overall momentum has been broadly consistent with market expectations.  Mortgage demand has remained strong, offset by a difficult interest rate climate and low institutional loan demand.”

“We will provide guidance on 2004 at our 2003 Full Year Results in October.  Early indicators are that 2004 will be more challenging for the industry as a whole than 2003.  Credit card interchange reform, a difficult interest rate environment, the strong Australian Dollar and a softening outlook for housing all increase the challenge.  This said, we expect 2004 earnings per share growth to remain reasonable,” Mr McFarlane said.

Business Segment Update

Consumer Finance.  Strong asset growth in the April-July period has confirmed this segment is back on track with improved momentum following issues with the accrual of loyalty points in the first half.  The renewed momentum is based on growth in consumer spend and related improvements in net interest income following 10% growth in lending assets in the year to date (10 months to July 2003).

Consumer Finance however faces a challenging period in 2004 associated with the reductions in credit card interchange following the Reserve Bank of Australia’s announced reforms.  Changes will be required to credit card loyalty programs to ensure that in the new environment ANZ has sustainable products for its customers and a sustainable business for shareholders.  ANZ is increasingly confident that the impact of the changes is unlikely to be greater than our earlier estimate.

Mortgages.  Mortgage drawdowns by value were up 32% in the first four months of the second half compared with the same period in 2002.  This includes strong end of financial year demand and consumers considering the prospect that interest rates will remain low.  Demand is expected to ease gradually into 2004.

While ANZ’s branch network is continuing to perform well, third-party share of the overall market has steadily increased and this channel now accounts for 42% of ANZ drawdowns by value compared with 29% in the same period in 2002.  This reinforces the strength of ANZ’s third-party distribution model and product offering which continues to provide a solid share of growth in this channel.  Australian mortgage outstandings are up 17% year to date.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Asset Finance.  Strong business conditions, good growth in new business writings based on the strength of Esanda and UDC market positions, and continued productivity improvement associated with a more focused business model continue to generate a positive earnings performance. Lending assets have grown 8% year to date.

Personal Banking.  Deposits have continued to grow, with liabilities up 6% in the year to date.  ANZ’s focus on developing its business in rural Australia continues to see growth in market share and improved business performance.  Revenue has been eroded to some extent by continuing margin pressure and increased costs associated with the ongoing Restoring Customer Faith program.

ING Joint Venture.  ANZ’s funds management joint venture with ING continues to perform reasonably well in a difficult market.  This is reinforced by the June Quarter ASSIRT Market Share Report, which shows that ING Australia has established a solid top four position with $27.8 billion of Retail Assets under management.  Business integration is on schedule with cost synergies expected to be towards the top end of estimates previously provided.

New Zealand.  Overall performance has been relatively flat.  Asset growth has been solid, offset by lower deposit margins, following recent cuts to Official Cash Rates and investment in growth initiatives.  Lloyds TSB has announced that it has entered discussions with a number of parties regarding the future ownership of its subsidiary, the National Bank of New Zealand.  ANZ is one of those parties.

Institutional Financial Services.  Fee and loan volume growth have been modest in Australia and New Zealand offset by higher contributions from Foreign Exchange, following recent volatility in the Australian Dollar and a strong performance from Capital Markets.  Structured Finance International continues to be subdued reflecting ANZ’s ongoing strategy to reduce non-core international corporate lending, which coupled with the weak $US, has seen overall lending for Institutional Financial Services decline by 3% year to date.

Corporate and Small-Medium Business.  Lending (up 13% YTD) and deposit growth (up 9% YTD) continue to underpin a strong performance, with positive trends in domestic business investment.

Credit Quality.  Overall domestic credit quality remains sound.  We continue to be cautious regarding parts of the offshore investment banking portfolio, including the US energy sector.  While there have been some developments, these do not affect our previously stated view of potential losses, and we continue to believe these are containable.  Accordingly, ANZ still expects specific provisions from its international investment banking businesses to have peaked and for specific provisions in 2003 to be lower than 2002.  In general, the overall quality of ANZ’s loan portfolio continues to improve.  In this more stable environment with uncertainty in its international lending portfolio reducing, there may be scope in 2004 to reassess the associated special Economic Loss Provision charge established in 2001.

ANZ will report its Full Year Results for the period ended 30 September 2003 on 24 October 2003.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: 03-9273 4282 or 0417-379 170
Email: higgins@anz.com

Corporate Affairs

Level 22, 100 Queen Street

Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

www.anz.com

For Release: 14 August 2003

ANZ Stapled Exchangeable Preferred Securities offer

ANZ today announced an offer of up to $750 million of ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS), with the ability to accept oversubscriptions of up to $250 million.

The announcement coincides with the lodgement today of the ANZ StEPS prospectus with the Australian Securities and Investments Commission.

ANZ Chief Executive Officer Mr John McFarlane said: “The ANZ StEPS offer forms part of ANZ’s ongoing capital management program.

“The proceeds from the offer will strengthen ANZ’s balance sheet and increase its financial flexibility.  The proceeds may be used to partially fund any buy-back or redemption of the preference shares that were issued in the United States in 1998 or for other purposes determined by the Directors,” Mr McFarlane said.

Key features of the ANZ StEPS offer include:

•                  a quarterly floating distribution rate, calculated as the 90 day bank bill rate plus a margin;

•                  distributions are payable in preference to any dividends on ANZ’s ordinary shares;

•                  the ability for ANZ to change certain terms on reset dates, the first of which is 15 September 2008;

•                  the ability for ANZ or investors to exchange ANZ StEPS for cash or ordinary shares in certain circumstances; and

•                  ASX quotation, subject to successful application.

Investors wishing to acquire ANZ StEPS will need to complete and return the application form attached to or accompanying the prospectus during the offer period. The offer period is scheduled to open at 9:00am on 22 August 2003 and close at 5:00pm on 17 September 2003.

ANZ’s Australian ordinary shareholders will receive a priority allocation over applicants who are members of the general public if there is excess demand for ANZ StEPS. ANZ ordinary shareholders can call the ANZ StEPS InfoLine on 1 800 022 060 to receive a personalised shareholder application form and prospectus.

Full details of the ANZ StEPS offer are contained in the prospectus which is available from the ANZ website at http://www.anz.com/anzsteps or by calling the ANZ StEPS InfoLine on 1 800 022 060.

For media enquiries, contact:	For investor relations enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Media Relations	Senior Manager Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4282 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Additional information

ANZ StEPS structure

An ANZ StEPS is a ‘stapled’ security comprising an interest paying note (issued by ANZ Holdings (New Zealand) Limited, a wholly-owned subsidiary of ANZ) and a preference share on which dividends will not be paid while it is ‘stapled’ to a Note. The two securities may not be traded separately.  The issue price of each ANZ StEPS is $100.00, and applications must be for a minimum of 50 ANZ StEPS ($5,000).

ANZ StEPS floating distribution rate

The distribution rate for the period to 15 December 2003 will be set at the 90 day bank bill rate (of 4.85%) plus an initial margin.  The initial margin will be announced on 21 August 2003 following a bookbuild conducted on 19 and 20 August 2003.

ANZ StEPS external credit ratings

Standard & Poor’s and Moody’s have assigned an Issue Credit Rating of ‘A-’ and ‘A2’ respectively for the ANZ StEPS.  The ratings are not ‘market’ ratings nor are they a recommendation to buy, hold or sell securities (including ANZ StEPS).

Reset of ANZ StEPS

The distribution rate on ANZ StEPS and certain other terms may be changed by ANZ on reset dates. The first reset date is 15 September 2008.

Exchange of ANZ StEPS

Holders of ANZ StEPS may require exchange of their ANZ StEPS on any reset date. On exchange, holders of ANZ StEPS will receive for each ANZ StEPS, at ANZ’s choice, a number of ordinary shares in ANZ (calculated in accordance with a conversion ratio) or $100.00 cash (subject to APRA’s approval).  In certain circumstances, ANZ may also require exchange.

Joint Arrangers & Bookrunners

Deutsche Bank and UBS

Joint Lead Managers

ANZ Investment Bank, Deutsche Bank and UBS

Co-Managers

ABN AMRO Morgans Limited, ANZ Securities Limited, Bell Potter Securities Limited, Citigroup Global Markets Australia Pty Limited, Deutsche Securities Australia Limited, Macquarie Equities Limited, Ord Minnett Limited and UBS Private Clients Australia Limited.

On-line Broker

E*TRADE Australia Securities Limited

Key dates

Announcement of offer and lodgement of prospectus with ASIC	14 August 2003
Record date – for determining ordinary shareholders’ priority allocation	(7.00pm) 13 August 2003
Bookbuild to set initial margin	19-20 August 2003
Announcement of initial margin	21 August 2003
Opening date	(9.00am) 22 August 2003
Closing date	(5.00pm) 17 September 2003
Allotment date	24 September 2003
Start of trading of ANZ StEPS on ASX (deferred settlement basis)	25 September 2003
Dispatch of holding statements	1 October 2003
Start of trading of ANZ StEPS on ASX (normal settlement basis)	2 October 2003
First distribution payment date	15 December 2003
First reset date	15 September 2008

These dates are subject to change.

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ANZ Stapled Exchangeable Preferred Securities

(ANZ StEPS)

August 2003

[LOGO]

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

August 2003 ANZ StEPS Presentation

Offer summary

•                  ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

•                  Offer of up to $750m with ability to accept oversubscriptions of up to $250m

•                  Floating rate securities paying a distribution set at a margin over the 90 day bank bill rate

•                  Issue credit rating

•                  ‘A-’ by Standard & Poor’s

•                  ‘A2’ by Moody’s

•                  Qualifies as Tier 1 Capital

•                  Part of ANZ’s ongoing capital management program

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

Delivering sustainable profit growth

				v Mar 02
2003 interim results
•	NPAT	$1,141	m	8.7% é
•	EPS	72	cents	8.6% é
•	Cash EPS	74	cents	10.4% é
•	Interim dividend	44	cents	12.8% é
•	Net specific provisions	$259m		29% ê

Before significant transactions
•	NPAT	$1,141	m	7.0% é
•	EPS	72	cents	6.8% é
•	Cash EPS	74	cents	8.7% é

A track record of strong NPAT growth*

[CHART]

*  Excluding significant transactions

A diversified portfolio performing well

	Mar 03	Mar 02	Change
Institutional Banking	145	119	22%
Personal Banking	137	121	13%
Mortgages	131	123	7%
Transaction Services	84	76	11%
SME	78	65	20%
New Zealand	74	61	21%
Asia Pacific	67	45	49%
Asset Finance	60	48	25%
Corporate Banking	55	55	0%
Wealth Management	51	48	6%
Treasury	49	63	-22%
Consumer Finance	47	79	-41%
Foreign Exchange	43	41	5%
Corp Fin & Advisory	38	41	-7%
Capital Markets	36	31	16%
Structured Finance	36	40	-10%
INGA JV*	21	n/a	n/a

1st half NPAT $M

[CHART]

*  Excludes funding costs but includes goodwill amortisation

On track in the second half

•                  Consumer Finance – back on track

•                  Corporate & SME - performing well, lending growth of 13% YTD

•                  New Zealand – relatively flat

•                  Mortgages – strong lending growth continues, up 17% YTD

•                  Asset Finance – positive momentum continues

•                  Personal Banking – good deposit growth, some margin pressure

•                  INGA JV – performing well in a difficult market

•                  Institutional – modest growth, continued de-risking

Outlook for 2004

•                  Planning for 2004 not finalised, however most business units continue to perform well

•                  Some external challenges in 2004

•                  Credit card interchange

•                  Unfavourable interest rate environment

•                  Strong $A

•                  Softening housing outlook

•              Despite these challenges, we expect EPS growth to remain reasonable

Distinctive strategy and track record

Four themes going forward

•              Leverage real capabilities to build sustainable strategic position

•              Grow value by creating a rich portfolio of specialised businesses

•              Become one of the most efficient and best-managed banks in the world

•              Bold and different, leveraging a unique performance culture and business approach

ANZ relative TSR

[CHART]

*                 CBA, NAB, WBC

Today’s presentation

1.               Offer summary

2.               ANZ - Update on operations and strategy

3.              ANZ - Effect of the issue

4.               Offer structure

5.               Bookbuild process

6.               Supplementary information

‘AA’ category rating supported by strong capital position

Drivers of ACE ratio

[CHART]

Peer Comparison
ACE/RWA

[CHART]

Pro forma regulatory capital position

•                  Issue forms part of ANZ’s ongoing capital management program and

•                  Will strengthen ANZ’s balance sheet

•                  Will increase financial flexibility

•                  May be used to buy-back or redeem Series 1 and Series 2 TrUEPrS, or

•                  May be used for other purposes

•                  APRA has classified ANZ StEPS as Tier 1 Capital

•                  ACE ratio unchanged following ANZ StEPS issue

Today’s presentation

1.               Offer summary

2.               ANZ - Update on operations and strategy

3.               ANZ - Effect of the issue

4.              Offer structure

5.               Bookbuild process

6.               Supplementary information

Offer structure - key terms

•                  ANZ StEPS – a stapled security comprising

•                  Interest paying note issued by ANZ (NZ)

•                  Preference share issued by ANZ which does not pay dividends while ‘stapled’ to the note

•                  Offer size

•                  Up to $750m with the ability to accept oversubscriptions of up to $250m

•                  Preferred non-cumulative quarterly distributions

•                  Distribution rate = market rate (initially 4.85% p.a.) + margin p.a.

•                  Certain terms can be changed on a reset date

•                  First reset date = 15 September 2008

•                  Expected to be ASX-quoted

Preferred non-cumulative distributions

•                  Until the first reset date, floating rate distributions, paid quarterly

•                  Distribution rate until reset date = 90 day bank bill rate + margin

•                  Initial distribution rate = 4.85% p.a. + initial margin p.a.

•                  Initial margin is set by bookbuild on 19-20 August

•                  Until the first reset date, distribution rate changes quarterly with the 90 day bank bill rate

•                  Distributions payable on 15 March, 15 June, 15 September and 15 December

•                  First distribution payable on 15 December 2003

Payment tests, ‘dividend stopper’ and ranking

•                  Distributions will not be paid if

•                  ANZ does not comply with APRA’s guidelines

•                  Total distributions are greater than distributable profits, or

•                  APRA otherwise objects

•                  If distributions are not paid, a ‘dividend stopper’ prevents ANZ from

•                  Paying dividends, or

•                  Returning capital,

on ordinary shares or any share capital ranking below ANZ StEPS

•                  ANZ StEPS rank

•                  In priority to ordinary shares

•                  Pari passu with ANZ preference shares (including TrUEPrS)

Reset provisions

•                  First reset date = 15 September 2008

•                  Subsequent reset dates expected to be every 5 years

•                  Terms that can be changed (subject to APRA approval) on reset dates

•                  Next reset date

•                  Market rate (from floating to fixed rate or vice versa)

•                  Margin

•                  Frequency and timing of distribution payment dates

Exchange by holder

•                  Holders may require ANZ to exchange some or all of their ANZ StEPS on a reset date or trigger event

•                  Key trigger events include

•                  Non-payment of distributions (if payment tests satisfied)

•                  Liquidation event

•                  Acquisition event

•                  ANZ StEPS or ordinary shares suspended from trading on ASX

•                  Announcement of sale of substantially all of ANZ’s business

•                  If holder requires exchange, at ANZ’s choice, holders will receive for each ANZ StEPS

•                  Ordinary shares calculated in accordance with the conversion ratio, or

•                  $100 cash (subject to APRA approval)

•                  Conversion at 2.5% discount to the average of the 20 business day VWAPs prior to exchange

Exchange by ANZ

•                  ANZ may require exchange of ANZ StEPS on

•                  Acquisition event

•                  Tax event

•                  Regulatory event

•                  Reset date

•                  Aggregate amount on issue is less than $100m

•                  If ANZ requires exchange, at ANZ’s choice, holders will receive for each ANZ StEPS

•                  Ordinary shares calculated in accordance with the conversion ratio, or

•                  $100 cash (subject to APRA approval)

•                  Conversion at 2.5% discount to the average of the 20 business day VWAPs prior to exchange

Assignment events

•                  If an assignment event occurs

•                  Investors will continue to hold a preference share in ANZ, and

•                  The note will be transferred to ANZ

•                  Key assignment events include

•                  Liquidation events

•                  Non payment of distributions

•                  APRA requirements

•                  ANZ’s discretion

•                  Preference share rights

•                  Distributions paid at same rate as notes

•                  Franked at the same rate as ordinary shares

•                  Reset terms remain unchanged

•                  Continue to be quoted on ASX

Today’s presentation

1. Offer summary

2. ANZ - Update on operations and strategy

3. ANZ - Effect of the issue

4. Offer structure

5. Bookbuild process

6. Supplementary information

Syndicate structure

[ANZ LOGO]

Joint Arrangers & Bookrunners	[Deutsche Bank LOGO]		[UBS LOGO]

Joint Lead Managers	[ANZ Investment Bank LOGO]	[Deutsche Bank LOGO]	[UBS LOGO]

Co-managers	ABN AMRO Morgans		Deutsche Securities
	ANZ Securities		Macquarie Equities
	Bell Potter Securities		Ord Minnett
	Citigroup Global Markets		UBS Private Clients

•                  Institutional allocations can only be received from the Joint Lead Managers

Bookbuild process

•                  An institutional and broker firm bookbuild will be conducted to determine the initial margin

•                  Indicative bookbuild range of 100bps to 120bps over the 90 day bank bill rate

•                  Bookbuild will close for co-managers and participating brokers

•                  Through the Joint Arrangers only

•                  At 10am on Tuesday 19 August

•                  Bookbuild will close for institutions

•                  Through the Joint Lead Managers

•                  At 4pm on Wednesday 20 August

Indicative timetable

Announcement of offer	14 August
Bookbuild	19-20 August
Bookbuild close - co-managers	(10am) 19 August
Bookbuild close - institutions	(4pm) 20 August
Initial margin announced	21 August
Opening date	(9am) 22 August
Broker firm settlement date	16 September
Closing date	(5pm) 17 September
Institutional settlement date	23 September
Allotment date	24 September
Commence trading on a deferred settlement basis	25 September
Commence trading on a normal settlement basis	2 October

Dates are indicative only and may change. ANZ, ANZ (NZ) and the Joint Arrangers may extend the closing date or close the offer early without notice or withdraw the offer

Bookbuild contacts

•                  ANZ Investment Bank

•                  Joerg Koeppenkastrop                                                            +61 (2) 9226 6950

•                  Angelos Giannakopoulos                                             +61 (3) 9273 1774

•                  Deutsche Bank

•                  Paul Umbrazunas                                                                                         +61 (2) 9258 1306

•                  Grant Bush                                                                                                                         +61 (2) 9258 2657

•                  UBS

•                  Guy Foster                                                                                                                          +61 (2) 9324 3603

•                  Simon Maidment                                                                                           +61 (2) 9324 3948

Supplementary information pack

Australia and New Zealand Banking Group Limited

August 2003

[LOGO]

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

Distinctive strategy and track record

Four clear themes going forward

Four core themes

•              Leverage real capabilities to build sustainable strategic position

•              Grow value by creating a rich portfolio of specialised businesses

•              Become one of the most efficient and best-managed banks in the world

•              Bold and different, leveraging a unique performance culture and business approach

*                 CBA, NAB, WBC

ANZ relative TSR

[CHART]

Leverage real capabilities to build sustainable strategic position

•                  Leverage specialisation as a distinctive strategy

•                  Leverage leading product capability to increase share

•                  Leverage superior cost position

•                  To give customers the best deal

•                  To give shareholders sustainable and growing returns

•                  Leverage ANZ’s emerging and distinctive “human face”

•                  Unique positioning against peers

•                  Gain traction in earning the trust of the community

A rich portfolio of specialised businesses - material improvement in last 2 years

[CHART]

•                  More sustainable portfolio foundation

•                  Each business has clear differentiated approach

•                  Systematically building capabilities to establish future growth options

Grow value by creating a rich and diversified portfolio of specialised businesses

[CHART]

Optimise portfolio for sustainability, growth and return

•                  Raise revenue productivity in Personal Banking

•                  Lift performance and productivity in Wealth Management

•                  Develop sustainable post-interchange cards strategy

•                  Regain position in Small Business

•                  Develop Institutional while reducing risk concentrations

•                  Leverage specialised distribution in Mortgages

•                  Advance customer franchise in NZ through local approach

•                  Turn Asset Finance into a sustainable growth proposition

Create a portfolio of growth options

•                  Invest in high growth domestic franchises

•                  Leverage capabilities with partners in Asia-Pacific

Aim to make ANZ one of the best managed and most efficient banks in the world

•                  Make execution a distinctive capability

•                  Accelerate revenue and productivity momentum in businesses

•                  Rebalance higher risk segments

•                  Simplify operations and technology infrastructure

World class efficiency

[CHART]

Lower relative risk

[CHART]

Bold and different, leveraging a unique performance culture and business approach

[CHART]

Coordination and control

[CHART]

Motivation

•                  Systematic improvement

•                  Aim to be distinctive

•                  financial

•                  values

•                  Build on preferred employer status

•                  Gain shareholder and community recognition

•                  Raise our game in execution to minimise surprises

*                 Benchmark comprises 33 of Australia’s Top 50 companies

Continuing to develop our culture

High staff satisfaction maintained

[CHART]

Over 10,000 of our people have experienced Breakout program

[CHART]

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

Result driven by asset & deposit growth, non-interest income impacted by one offs

[CHART]

*  Sep-02 excludes significant transactions

Higher interest income, driven by strong asset growth

Average Lending & Deposit Volumes

[CHART]

* Business Lending includes Corporate & Small Business, and Institutional Segments. Deposits includes Esanda retail debentures

Interest Margins

[CHART]

Underlying non-interest income reasonable, but dominated by one-offs

[CHART]

*  Sep-02 excludes significant items

#  higher loyalty costs reflects change in pricing, and does not include higher volume impact

Expenses well controlled, cost income ratio flat

[CHART]

•                  Growth spend held back due to lower income growth

•                  Underlying half on half cost growth of 1.4%

•                  Includes $10m increase in software amortisation

•                  Restructuring costs of $32m taken, in line with previous half

•                  Continued focus on re-engineering “business as usual” costs

Provisioning charge reflects conservative management

ELP Charge

[CHART]

•                  ELP rate down 3bps – reflecting strong mortgage growth & improved risk profile

•                  ELP Portfolio adjustment continued

•                  accruing higher level of ELP, reflecting ongoing global economic uncertainty

Dividend payout ratio likely to trend upwards

•              A progressive lift in the payout ratio likely over next three years towards high 60’s

•              Expect to maintain 100% franking

Interim Dividend has doubled in six years

[CHART]

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

A diversified portfolio performing well

	Mar 03	Mar 02	Change
Institutional Banking	145	119	22%
Personal Banking	137	121	13%
Mortgages	131	123	7%
Transaction Services	84	76	11%
SME	78	65	20%
New Zealand	74	61	21%
Asia Pacific	67	45	49%
Asset Finance	60	48	25%
Corporate Banking	55	55	0%
Wealth Management	51	48	6%
Treasury	49	63	-22%
Consumer Finance	47	79	-41%
Foreign Exchange	43	41	5%
Corp Fin & Advisory	38	41	-7%
Capital Markets	36	31	16%
Structured Finance	36	40	-10%
INGA JV*	21	n/a	n/a

1st half NPAT $m

[CHART]

* Excludes funding costs and goodwill amortisation

Consumer Finance – challenges, but good underlying performance

Improved underlying performance (NPBT)*

[CHART]

Diversifying revenue*

[CHART]

Growth in Acquiring share

[CHART]

Issues

•                  Loyalty schemes increasingly costly to operate

•                  Reduction in interchange and loyalty costs likely to impact 2004 NPAT by not more than $40m

* Adjusted for under-accrual of loyalty points

Mortgages – well placed to benefit from shift to mortgage brokers

Growing presence		And we are well placed to participate

Broker penetration of mortgage market	=>	Low cost income ratio – efficient processing platform
+
[CHART]		Leading broker distribution model, with high quality MIS
+
• 80% of broker originated customers new to ANZ		Award winning products
+
• 92% purchase additional ANZ products (89% for network originated customers)		Brokers strongest in states where ANZ has weaker branch presence

Institutional & Investment Banking – a leading franchise

Consistently strong NPAT growth

[CHART]

More focused single customer limits

[CHART]

Corporate and SME – well positioned for upswing in business lending

A very strong Corporate franchise

Market Share*

[CHART]

Customer Satisfaction*

[CHART]

•                        Market advantage with “Wall St to Main Street” capability

•                        Strong cross selling

•                        Focus around total customer value to Group

* Roberts Research 2002 (customers with turnover between $10m-$100m)

Investment in SME has yielded strong balance sheet growth without loss of credit standards

FUM (loans & deposits)

[CHART]

•              Risk grade profile has improved over past 6 months

•              80% of portfolio fully secured

•              Enhanced customer service proposition

•              Disciplined business execution and a stronger performance culture

•              Investment in an expanded business ‘footprint’ – customer facing staff up 10%

Personal banking – impacted by margin squeeze on deposits and fee changes

[CHART]

* Includes tax impact

•                  Overall 16 bp decline in margins due to

•                  Lower interest rates over the half

•                  Increased flows to higher rate deposit products such as TDs

•                  Fees lower due to new transaction account fee structure and lower honour fees

•                  RCF rolled out in NSW & Vic, remainder of States over calendar 2003

…but strong account and deposit growth

Access Accounts

[CHART]

New accounts	up 14%

Closed accounts	down 15%

Net new accounts	up 229%

Deposits ($b)

[CHART]

New deposit strategy launched in Aug 01

JV performance – good insurance and expense performance, offset by FM

ING Australia NPAT*

[CHART]

* Movements on a semi-annualised basis

•              Life Insurance business performing well due to improved service, efficiency, and claims management

•              Subdued equity market conditions continue to impact Funds Management business

•              Improved capital investment returns, combined with hedge delivering cash rate of return

•              Synergies being extracted in line with expectations

Valuation supports carrying value of investment in INGA JV

[CHART]

Outline

•                  Strategy

•                  Result review

•                  Portfolio performance

•                  Credit quality

Arrears profile close to historical lows

Arrears > 60 days

[CHART]

•              Consumer sector in good shape, with continuing low levels of unemployment and low interest rates

•              Mortgage arrears remain very low

•              Ongoing focus on collections management

•              Upwards movement in cards arrears expected, will be carefully managed

•              Scorecards remain “tight”

* excl Asset Finance, Pacific, Asia

Mortgages portfolio healthy*

High quality arrears profile

Australia & NZ – 60 Days Past Due

[CHART]

Strong LVR profile

[CHART]

Increasing flexibility to service mortgage

Uncommitted Monthly Income at Application

[CHART]

Equity Loans remain modest

[CHART]

* Charts are for Australia only excluding Origin

Mortgages – low representation in inner city Sydney and Melbourne

Market Share by location

[CHART]

* limited sample size

# source: Roy Morgan

•              Tightened assessment criteria for inner city investment properties

•              Delinquency profile of inner city borrowers in line with average

Domestic corporates well placed

Domestic corporates remain lowly geared

Gearing ratio

(Debt to Equity)#

[CHART]

# source: ABS

Reflected in healthy risk grade profile*

[CHART]

B+ to CCC	3.2%	2.5%	2.9%

CCC and Lower	1.2%	0.9%	0.8%

* Institutional & Corporate Australia & NZ

US energy portfolio – some issues, remains containable

[CHART]

B+ to CCC	12.3%	13.0%	3.8%	3.9%	4.0%	2

Non Accrual	4.0%	4.2%	8.0%	8.2%	11.2%	3

>BB- = B+ B, B-, CCC & non-accrual	Excludes uncommitted facilities	Includes utilised guarantees and market related products

Deterioration in global electricity sector has stabilised

KMV Median Expected Default Frequency

[CHART]

•                  Deterioration in US and European utility sectors largely occurred prior to our 2002 Annual Results announcement

•                  In 2002, S&P ratings actions in US power industry resulted in 182 downgrades, against 15 upgrades

•                  First half 2003 has seen some evidence of stabilisation

Global telco portfolio – no material issues expected

[CHART]

B+ to CCC	1.9%	6.8%	7.8%	11.1%	5
Non Accrual	4.8%	3.5%	4.3%	7.2	3

>BB- = B+ B, B-, CCC & non-accrual

Institutional & Corporate Risk Grade Profiles

Institutional Banking (Outstandings)

[CHART]

Corporate Banking Aust. (Outstandings)

[CHART]

B+ to CCC	2.7%	2.3%	2.6%	3.1%	7.4%	6.4%	4.1%	2.8%
Non Accrual	1.6%	2.0%	1.8%	1.7%	1.7%	1.7%	1.3%	1.4%

Offshore SCCLs now in place

Comparative SCCL Customer Limits

[CHART]

Lending type SCCL % for offshore Corporates (excl. GSF)

[CHART]

GSF Direct Exposures capped at AUD 450m for > 100% Security and AUD 200m for < 100% Security

Top 10 exposures further reduced

Top 10 committed exposures

[CHART]

Limits represent total 7 month limits excluding uncommitted and non-recourse, net of credit derivatives

Top 10 exposures as % of ACE

[CHART]

excludes non-recourse and uncommitted facilities

Specific provisions down 29% – no large single provisions

Provisions

[CHART]

1st half Specific Provisions by size

[CHART]

•                  No major individual specific provisions during the half

New non-accruals down 50% on March 2002

Geographic

New Non-Accrual Loans

[CHART]

New non-accrual loans by source

[CHART]

Non-accrual loans continue to fall, reflecting overall health of portfolio

Historic

[CHART]

Geographic

Gross Non-Accrual Loans

[CHART]

Existing and future problem loans well provided for

SP/NALs

[CHART]

GP/RWA

[CHART]

Important information

•              This presentation relates to the offer of ANZ StEPS (Offer). The Offer will be made in, or accompanied by, a copy of the prospectus which was lodged with ASIC on 14 August 2003 (Prospectus).  Any investor wishing to acquire ANZ StEPS must read the Prospectus and complete the application form that will be in or accompanying the Prospectus.

•              Australia & New Zealand Banking Group Limited (ABN 11 005 357 522) (ANZ), ANZ Holdings (New Zealand) Limited (ARBN 105 689 932) (ANZ (NZ)), and their respective directors, agents, officers, employees and advisers disclaim all liability for this presentation.  The only information that ANZ and ANZ(NZ) will assume responsibility for is set out in the Prospectus.

•              This presentation is provided to potential investors for the sole purpose of assisting them to evaluate their interest in participating in the Offer and, being an overview, it does not contain all information necessary to an investment decision and does not purport to be a complete description of ANZ, ANZ(NZ) or the Offer.  Prospective investors must make their own independent evaluation of an investment in ANZ StEPS having consulted with their legal, tax, business and financial advisors.

•              The pro forma financial information is provided for information purposes only and does not purport to accurately reflect the results that would have been obtained or the financial position that would have existed during and for the periods presented, and is not a forecast of operating results to be expected in the future.

•              No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation including forward-looking statements.  To the maximum extent permitted by law, ANZ and ANZ(NZ) and their partners, directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of any of them) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

•              This presentation is being supplied to you solely for your information, and may not be reproduced or distributed to any other person (including any distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of ANZ and ANZ(NZ).

For further information including a copy of this presentation visit

www.anz.com

14 August 2003

ANZ Shareholder Information Meeting
Adelaide Town Hall
128 King Street
Adelaide

Address by:	Charles Goode, Chairman, ANZ
John McFarlane, Chief Executive Officer, ANZ

Good morning, ladies and gentlemen.  My name is Charles Goode and I have the pleasure of chairing our meeting today.

I know I speak for our Chief Executive Officer, John McFarlane and our Chief Financial Officer, Peter Marriott when I say we are very pleased to be back in Adelaide.  However, I would have been even more pleased, if we could have had the meeting two weeks later to coincide with the opening of the Royal Adelaide Show.

As most of you know ANZ has very old and very strong links to South Australia.  In fact, through the Bank of Australasia and later the Union Bank of Australia, we have operated continuously in South Australia, for 167 years.

We remain strongly committed to and confident in the State’s future.

We employ 950 people working from 79 branches throughout the state.  Each of them does an important job, in servicing the needs of individuals and helping small and large business develop and expand.

Through those 950 staff we work hard to be a vital part of the community.  For example through membership of the ANZ Staff Foundation, ANZ staff contribute to several local community organisations.  The funds come from ANZ staff members making weekly donations and ANZ matching them dollar for dollar.  The provision of volunteer leave for our people has seen ANZ staff volunteering for a number of community projects.  We also financially support the Royal Flying Doctor Service and Foodbank among other organisations.

However the main contribution we can make to South Australia, as with any other state, is to be an efficient and effective partner in developing a strong and dynamic business sector.

Strong economic growth is critical to delivering full employment and improving important public and community services.

1

General Meeting of Shareholders - Overview

Many of you will be aware that yesterday ANZ held a General Meeting of shareholders in Melbourne to consider three resolutions in relation to ANZ’s capital management strategy.

I will not go through the details of the resolutions as I trust you have all seen the relevant correspondence.  Suffice to say, shareholders voted resoundingly in favour of the three resolutions.

Basically the vote at yesterday’s meeting was to allow greater flexibility in our capital management and to enable us to access lower cost capital.  As a result of that approval, this morning ANZ announced a new issue of hybrid securities which will form part of the bank’s Tier One capital.  Tier One capital is the capital we as a bank are required to maintain under prudential standards set by the Australian Prudential Regulation Authority.  You will see from the announcement that we intend to offer up to 10 million preference shares with a value of $1 billion.

Over the next few days we will mail all ANZ shareholders a form regarding the offer. If you are interested in investing in the securities, simply complete the form, mail it to ANZ and we will send you a copy of the prospectus and an application form.  You will be eligible for a priority allocation of these securities over applicants from the general public.  If you are interested in investing in these securities, I would urge you to read the entire prospectus carefully.

Should you have any further questions you should consult your stockbroker, accountant or other professional adviser.  You may also call the ANZ StEPS Information Line – that telephone number will be in the prospectus.

Moving on to the business of this meeting:  this morning I would like to briefly cover three issues I think are important to shareholders.

The first is to discuss the corporate governance of the bank.  Then I will give you an update on our financial performance and finally comment on the prospects for the Australian economy.  I will then hand over to John McFarlane to talk to you about our strategy and then we will open the meeting up for questions.

At the end of that discussion we would like you to join us and members of our South Australian staff for a cup of tea or coffee.

Governance

The first issue I wish to discuss today is governance.

Around the world investor confidence has been shaken by the collapse of a number of high profile, formerly investment grade companies, and concerns about the integrity of some aspects of the financial market.  We have seen our fair share of these events in Australia. As a result investors and regulators are placing an increasing emphasis on corporate governance and disclosure standards.

2

At ANZ, our belief is that good corporate governance is not only the right thing to do but that it can give us a strong advantage.  We believe being a leader in governance and transparency, combined with delivering on our promises, will make ANZ both more attractive to investors and a more sustainable business.

At a practical level corporate governance comes down to three key steps.  The first is that a Board is made up of ethical, competent and experienced directors.  The second is that a Board undertakes active monitoring of the company’s activities and, the third is that the board ensures integrity prevails within the company.

For these steps to be effective there needs to be an environment which encourages well-informed, challenging and constructive discussion.  It also means a commitment to transparent reporting, timely and accurate disclosures and management accountability.

For some years now ANZ has been a leader in the level of transparency and disclosure to investors, not only in Australia, but also from a global standpoint.  For example:

•                    We report our interim and annual results some three and a half weeks after balance date. This is particularly timely.

•                    Equally as important we provide shareholders and the market with details of the profit and loss for each of our 17 specialist businesses. We did this for the second year in 2002.

For the first time, in that same report, we also reported the profits of the banks internal treasury operation.  I am not aware of any other bank in the world doing this.  We also regularly report on a range of non-financial, but none-the-less critical indicators of success.  For example, in last year’s annual report we showed how our customers and staff rated their satisfaction with us in each of our major businesses.

However, while we have made good progress on governance, we know we have to continue to raise the bar.  So, over the last year, your Board reviewed all of our governance procedures.  Some of the key changes from that review include:

A new committee structure with four main Board committees - the Audit Committee; the Risk Management Committee; the Nominations and Corporate Governance Committee; and the Compensation Committee.  Each of these four main committees is made up of independent directors and each has its own committee chairman.

We have also introduced a new policy, covering ANZ’s relationship with its auditor.  This new policy limits and controls the provision of services by ANZ’s auditor.  It does this by ensuring that any engagement undertaken by the external auditor does not compromise its audit responsibilities.  ANZ’s Head of Internal Audit now reports directly to the Chairman of the Audit Committee.

While these steps will help ensure governance at ANZ remains at the highest standard we are committed to a continual review of governance to ensure we remain at the leading edge.

3

Performance

The second issue I want to discuss this morning is “performance”.  There is no doubt 2002 was a strong year for ANZ.  The financial results are one measure of our progress.

We lifted after tax profit by 15.9% to a record $2.1 billion excluding significant transactions.  Our return on equity was 21.6%.  Another important measure is the cost to income ratio.  This is a measure of our productivity.  In 2002 our cost to income ratio was 46%.  This put us among the top five of the world’s 100 largest banks on this measure.

In the six months to March 2003 ANZ again improved its performance.  We increased after tax profit by nearly seven per cent excluding significant transactions.  And you would have been pleased to see, we lifted the dividend by over 12 per cent, to 44 cents a share fully franked.

Looking ahead, I am pleased to say that ANZ is on track to achieve around eight per cent growth in Net Profit After Tax for the 2003 financial year.

But as I said earlier, financial results are only one measure of our progress.  Any organisation that wants to be successful over the long term has to align the interests of its staff with its shareholders.  So, I am pleased to be able to report to you that more than 90 per cent of our 22,000 employees own shares in ANZ.  I want to take the time, to thank on your behalf, all our staff for the commitment, contribution and hard work to serve our customers.

Another measure of our progress is to look at the management actions taken to ensure continued growth over the coming years.  Let me mention some of the key initiatives from the last financial year and some we are considering.

In May last year, we established a joint venture in funds management and life insurance with ING.  ING is one of the world’s largest investment, banking and insurance groups.  The joint venture fits with the Bank’s specialization strategy, and takes advantage of the respective strengths of ANZ and ING.  It improves our ability to serve customers in the important area of funds management and life insurance in Australia and New Zealand.

We also strengthened our position in the Pacific, with the acquisition of the Bank of Hawaii’s Papua New Guinea, Vanuatu and Fijian operations.  As we have carefully expanded in the Pacific we are taking a similar, cautious look at developing a portfolio of modest growth options in East Asia.

In April this year we established a co-operation agreement with the Shanghai Rural Credit Cooperative Union in China.  This builds on our shareholding in Panin Bank in Indonesia and a number of other successful businesses in Asia.

At the same time we have not lost our focus on small business and our individual customers in Australia and New Zealand.  For example, in the past six months we have introduced simplified small business accounts and introduced a new banking package for home buyers who consolidate their banking with ANZ.

4

Before I move to briefly discussing the economic prospects for Australia let say that over the last five years, our objective at ANZ has remained the same.  We want to achieve stable, sustainable growth, by building growth businesses with real competitive advantage and by continually working at lowering risk across the bank.

Economic Prospects for Australia

The final theme I wish to touch on is the economic prospects for Australia

The world economy has had to absorb a number of significant shocks during the past few years - the collapse of the ‘dot-com’ bubble, and a substantial decline in share market valuations more generally; the terrorist attacks of September 11 2001 and their aftermath; the loss of confidence in corporate governance practices, particularly in the United States; and the war in Iraq.

All of these have taken a severe toll on investor, business and household confidence.  Appropriately, economic policies around the world have sought to overcome these blows by imparting substantial stimulus.

After being buffeted by significant headwinds over the last two years, there are now some encouraging signs that the growth in the world economy may be starting to pick up again - share prices have risen from their lows in March and geopolitical uncertainties have eased – while the already highly expansionary stance of economic policy has become even more supportive, following further cuts in interest rates in the US and Europe in June, and another round of tax cuts in the United States last month.

Some improvement in the pace of global economic growth is likely to become evident in the second half of this calendar year.  While the sluggish global economy combined with the drought have adversely affected the pace of growth in Australia, the domestic economy has held up remarkably well.  Some moderation in the pace of growth in private sector spending is expected over the course of this year as the housing boom levels off and subdued institutional borrowing demand.

Overall, we expect growth in the Australian economy to improve from just below 3% in the last financial year to around three and a half % in the current financial year.

Strong growth in household spending has seen the South Australian economy outperform the Australian average over the past year, with a fall in the unemployment rate to a twenty-five year low.  Business sentiment has also been positive, with confidence in the State economy reflected by strong investment over the last year, while robust car sales across Australia have benefited South Australia’s vehicle manufacturers.

Nevertheless, South Australia has not been immune from the effects of the weak world economy and drought although in the near-term, growth in the South Australian economy will be underpinned by the significant amount of residential and commercial construction work.

5

It is encouraging to see the issues facing the state being addressed by the state government in partnership with the private sector and other parts of the community.

I would now like to invite John McFarlane, ANZ’s CEO, who will provide a more detailed overview of the Group’s strategy.

John McFarlane

Thank you Charles.  Good Morning.  Let me echo the Chairman’s comments and say how pleased I am to be back in Adelaide…. I am a big fan of this state …particularly the Barossa.

We have a very good business here and if you are not an ANZ customer I know our staff will be happy to tell you why you should be over a cup of coffee after the meeting.

(Strategy presentation spoke to slides)

Now as you know we don’t normally say anything about our full year result this close to the end of the year ... but .... in light of yesterday’s meeting and today’s shareholder information meeting here in Adelaide we have issues a shareholder update.  In that update we confirmed our earnings outlook for the year remained unchanged.

We said our earnings for the 2003 financial year would be around 8 per cent higher than last year, excluding last year’s one-off profit on the sale to the ING joint venture of ANZ Funds Management.  The recent overall momentum at ANZ has been broadly consistent with expectations and this has enabled us to stay on track.

Mortgage demand has remained strong, offset by a difficult interest rate climate and low institutional loan demand.

Strong asset growth in the April to July period saw our Consumer Finance business back on track after a difficult first half.  Consumer Finance takes in our credit card and personal loan operations.  While the business faces a challenging period in 2004 associated with the reduction in interchange we are increasingly confident the impact of the changes is unlikely to be greater than our earlier estimates.

In line with the surprising strength in the Australian housing market, mortgage drawdowns by value were up 32 per cent in the April to July compared with the same period last year.

Through our ESANDA and UDC businesses we have a significant share of the motor vehicle and equipment leasing markets in Australia.

In strong markets they experienced good new business growth and together with a continuing focus on productivity have seen positive earnings performance.

Our personal banking business has continued to grow deposits and I’m particularly pleased to say it has grown its market share in rural Australia.  This improved performance has been eroded to some extent by continuing margin pressure in retail banking generally and the increased investment in our restoring customer faith and bank with a human face programs.  These programs are still in their early days

6

ANZ’s joint venture with ING continues to perform reasonably well in a difficult market.  In the June quarter, independent research showed ING Australia had established a solid top four position with $27.8 billion of retail assets under management.

In New Zealand our overall performance has been relatively flat although asset growth has been solid.

Fee and loan growth in our Institutional Business has been modest in Australia and New Zealand, against expectations that we would have had higher business loan demand.  This has been offset by higher contributions from foreign exchange and a strong performance from our capital markets group.

A particular focus of ANZ has been small to medium sized business.  I’m pleased to say we have seen a strong performance from our corporate and small business group who service this segment. Lending is up 13 per cent and deposit growth up 9 per cent.

Overall domestic credit quality remains sound.  We do though, continue to be cautious about parts of the offshore investment banking portfolio, including the US energy sector.  While there have been some minor developments, these don’t affect our previously stated view of potential losses and we continue to believe these are containable.  As a result we expect specific provisions from our international investment banking businesses to have peaked and for specific provisions in 2003 to be lower than 2002.  In general the overall quality of our loan portfolio continues to improve.

We will provide guidance on the year ahead when we release our 2003 full year results on the 24th of October.

Early indications are that 2004 will be more challenging for the industry as a whole than 2003. Credit card interchange reform, a difficult interest rate environment, the strong Australian dollar and a softening outlook for housing will all increase the challenge.  Having said that we expect 2004 earnings per share growth to remain reasonable.

Thank you ...........let me hand back to Charles.

Charles Goode

Thank you John.  I trust this mornings presentations have given you a better understanding of both ANZ’s performance and our plans for the future.  I would now like to open the floor for any questions or comments on any of the matters relating to our business.  Before I do that, could I remind you that this is a shareholder meeting and so it is not appropriate to raise individual customer issues?  If you do have any customer related queries, we will have ANZ staff available after the meeting to assist you.  Now let me open the meeting for questions.

(Questions)

I want to thank you for taking the time to join us here today and invite you to join us in the foyer for light refreshments.  Thank you.

(ends)

7

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[GRAPHIC]

2003 Adelaide
Shareholder Meeting

[LOGO]

We have operated in SA for 167 years

South Australia

[GRAPHIC]

•                                79 branches

•                                950 dedicated staff

Our staff contribute to several local community organisations

[GRAPHIC]

[GRAPHIC]

Staff members from Modbury branch remove litter along Kingfisher Creek

Our staff are volunteering for a number of community projects

[GRAPHIC]

Staff volunteers on Badge Day for the Royal Flying Doctor Service

[GRAPHIC]

2003 Adelaide
Shareholder Meeting

ANZ StEPS

[GRAPHIC]

ANZ: A Different Bank

•                       Governance

•                       Financial Performance

•                       Prospects for the Australian Economy

ANZ: A Different Bank

•                       Governance

•                       Performance

•                       Economic Prospects for Australia and New Zealand

Corporate Governance

•                       Ethical, competent and experienced directors

•                       Active monitoring of the company’s activities

•                       Integrity prevails within the company

A leader in the level of transparency and disclosure

•                       Timeliness of reporting information

•                       Profit and loss for our 17 specialist businesses

•                       Report on non-financial indicators eg.

•                        Customer Satisfaction

•                        Staff Satisfaction

Enhanced governance procedures

•                       Revised committee structure

•                       New policy for ANZ’s auditor

•                       Head of Internal Audit reports directly to Chairman of Audit Committee

ANZ: A different bank

•                       Governance

•                       Performance

•                       Economic Prospects for Australia and New Zealand

Consistently growing profits

NPAT

[CHART]

Dividend payout ratio likely to trend upwards

•              A progressive lift in the payout ratio likely over next three years towards high 60’s

•              Expect to maintain 100% franking

Interim Dividend has
doubled in six years

[CHART]

ANZ and ING – Bringing together complementary strengths

[LOGO]	=>	• Outstanding customer proposition • Top 4 position in retail FUM • Top 5 position in life insurance • Strong platform for growth

• Large distribution network
• High value customer base
• Untapped opportunity
• Specialist approach

[LOGO]

• Global capabilities
• Brand & investment strength
• Strong adviser networks
• Bancassurance, JV expertise

We strengthened our position in the Pacific

East Timor

[GRAPHIC]

Kirabati

[GRAPHIC]

[GRAPHIC]

Other key initiatives

•              Developing a portfolio of modest growth options in East Asia

•              Established a co-operation agreement with the Shanghai Rural Credit Cooperative Union in China

•              Introduced simplified small business accounts

•              Introduced a new banking package for home buyers

ANZ: A different bank

•                       Governance

•                       Performance

•                       Economic Prospects for Australia

The world economy has absorbed a number of significant shocks

•              Collapse of the dot.com bubble

•              Terrorist attacks of September 11

•              Loss of confidence in Corporate Governance practices

•              The war in Iraq

Global share markets

[CHART]

Sources: Datastream; Economics@ANZ

Some improvement likely in the second half of this year

Global economic growth

[CHART]

Sources: IMF; Economics@ANZ.

Strong housing cycle of past two years peaking, offset by upturn in business investment

Contributions to GDP growth

[CHART]

Sources: Australian Bureau of Statistics; Economics@ANZ

Australia’s economy has done well during this difficult period

Economic and employment growth

[CHART]

Sources:  Australian Bureau of Statistics; Economics@ANZ

The South Australian economy has outperformed the Australian average

Final demand growth

[CHART]

Unemployment rate

[CHART]

Sources:  Australian Bureau of Statistics; Economics@ANZ

2003 Adelaide
Shareholder Meeting

ANZ’s journey so far…..

[CHART]

* excludes significant transactions

# market consensus earnings

Gaining momentum with the ANZ Agenda

• ANZ agenda		• This means……

• Leveraging specialisation as a distinctive strategic approach	=>	• Bringing the human face alive to all stakeholders • Being bold and having the courage to be different • Delivering sustainable performance and value

• Building a rich portfolio of leading businesses

• One of the most efficient and best-managed banks in the world

• Applying a unique business and leadership approach

Specialists win over generalists

•  A portfolio of specialist businesses outperforms bundled businesses (because of volatility reduction and funding costs)

•  Specialist business units provide the most efficient environment for product and process innovation

•  The specialist portfolio model is distinctively different from competitors who are focused on size and scale as the basis of competition

•  A specialists insight is that speed, focus and flexibility will out-compete scale and size advantages

Source:  Boston Consulting Group

A rich portfolio of specialised businesses

[CHART]

•              More sustainable portfolio foundation

•              Each business has clear differentiated approach

•              Systematically building capabilities to establish future growth options

We have grown revenue and contained costs

Revenue momentum*

[CHART]

Cost leadership

[CHART]

* Continuing operations

One of the worlds most efficient banks

Cost/Income For Top 100 Banks Globally

[CHART]

Source:  Boston Consulting Group

At the same time we are lowering risk

•  Non-accrual loans continue to fall, reflecting overall health of portfolio

[CHART]

We are leading a unique cultural transformation

•                  Be the human face of banking for customers

•                  Lead and inspire each other

•                  Earn the trust of the community

•                  Breakout, be bold and have courage to be different

•                  Perform and grow to create value for shareholders

Delivering returns to shareholders

$100 invested in ANZ in 1992 valued in excess of $1000 in 2003

- a rewarding journey for shareholders

TSR

(base $100)

[CHART]

Outlook

•              Earnings growth for 2003 unchanged - around 8% in line with market expectations.

•              Mortgage demand has remained strong offset by a difficult interest rate environment and low institutional loan demand.

•              Overall domestic credit quality remains sound.  Specific provisions from international investment banking businesses expected to have peaked.

•              Early indications are that 2004 will be more challenging for the industry as a whole than 2003.

•              Credit card interchange reform, a difficult interest rate environment, the strong Australian Dollar and a softening outlook for housing all increase the challenge.

•              Currently investigating National Bank of New Zealand.

•              Earnings per share growth is however expected to remain reasonable.

[GRAPHIC]

2003 Adelaide
Shareholder Meeting

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com

Copy of presentation available on

www.anz.com